

June 24, 2011

<u>Via E-mail</u>
Marc Weitzen, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

>   **Re: Forest Laboratories, Inc.**
>   **Definitive Additional Proxy Soliciting Materials**
>   **Filed June 21, 2011 by Icahn Capital LP et al.**
>   **File No. 001-05438**

Dear Mr. Weitzen:

We have reviewed your filing and have the following comment. Please revise your filing and future filings as appropriate.

<u>General</u>

1. Please avoid issuing statements in your definitive additional soliciting material that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of the company's management without factual foundation. Disclose the factual foundation for any such assertions, if available, or delete the statements as they often imply that the board breached its fiduciary duties. We note in particular the following statements:
     - "the possibility obviously exists that many of the directors cannot view Mr. Solomon's performance objectively."
     - "the directors have put their personal loyalty and friendship to Mr. Solomon above their fiduciary duties to the Corporation and its stockholders."
     - "is this board so compromised or complicit with regard to Mr. Solomon that it has become potentially liable for its own violations of duty?"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions